Exhibit 99-1
                                                                    ------------





                             Koor Industries Limited
                            (An Israeli Corporation)

                              Consolidated Interim
                              Financial Statements
                              as at March 31, 2007
                                   (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at March 31, 2007
--------------------------------------------------------------------------------


Contents


                                                                            Page


Auditors' Review Report                                                        2

Condensed Consolidated Interim Balance Sheets                                  3

Condensed Consolidated Interim Statements of Income                            4

Condensed Interim Statements of Changes in Shareholders' Equity                5

Condensed Consolidated Statements of Cash Flows                                8

Notes to the Interim Financial Statements                                     12

[GRAPHIC OMITTED]

             Somekh Chaikin                       Telephone     972 3  684  8000
             KPMG Millennium Tower                Fax   972 3  684  8444
             17 Ha'arba'a Street, PO Box 609      Internet      www.kpmg.co.il
             Tel Aviv 61006 Israel


The Board of Directors
Koor Industries Limited
-----------------------

Auditors' review report of unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2007

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2007, the related condensed consolidated interim statement of income, the condensed interim statement of changes in shareholders' equity and the condensed consolidated interim statement of cash flows for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries whose assets as at March 31, 2007 constitute 8% of the total consolidated assets and whose revenues for the three-month period then ended constitute 29% of the total continuing consolidated revenues and 18% of the total discontinuing consolidated revenues. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company's investments constitute NIS 204,292 thousand as at March 31, 2007 and its equity in earnings constitute NIS 8,985 thousand for the three-month period then ended.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Securities Regulations (Periodic and Immediate Report) - 1970.

We hereby direct attention to that stated in Note 3B(5) regarding a re-examination Makhteshim Agan Industries Ltd. (an affiliate of the Company) is conducting of the facts forming the basis of the accounting treatment relating to issuance of options under an employee share option plan from 2005.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

May 14, 2007
Tel Aviv, Israel



Condensed Consolidated Interim Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                              --------------
                                                                     March 31                 December 31           March 31
                                                          ------------------------------
                                                                 2007          (1) 2006          (2) 2006               2007
                                                          ------------    --------------    -------------     --------------
                                                                 Unaudited                        Audited          Unaudited
                                                          ------------------------------    -------------     --------------
                                                                        NIS thousands                          US$ thousands
                                                          -----------------------------------------------     --------------

Assets

Current assets
Cash and cash equivalents                                    488,086             48,636           241,586           117,470
Short-term deposits and investments                          564,538            722,920           695,931           135,870
Trade receivables                                             43,191             53,384            33,010            10,395
Other receivables                                             28,807             53,976            64,521             6,933
Inventories                                                   68,351             87,575            62,319            16,450
                                                          ------------    --------------    -------------     --------------
                                                           1,192,973            966,491         1,097,367           287,118
                                                          ------------    --------------    -------------     --------------

Investments and long-term receivables
Investments in affiliates                                  3,377,654          2,803,935         3,322,177           812,913
Other investments and receivables                            165,331            535,611           179,488            39,791
                                                          ------------    --------------    -------------     --------------
                                                           3,542,985          3,339,546         3,501,665           852,704
                                                          ------------    --------------    -------------     --------------

Investment property                                          108,280           * 81,016          * 80,080            26,060
                                                          ------------    --------------    -------------     --------------

Fixed assets, net                                              8,764           * 10,497           * 9,528             2,109
                                                          ------------    --------------    -------------     --------------

Intangible assets, deferred tax assets
 and deferred expenses                                         3,760             16,538               546               905
                                                          ------------    --------------    -------------     --------------

Assets relating to discontinued operations                   808,349          1,090,153           814,645           194,548
                                                          ------------    --------------    -------------     --------------


                                                           5,665,111          5,504,241         5,503,831         1,363,444
                                                          ============    ==============    =============     ==============


*       Reclassified.
(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).




The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)


--------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                              --------------
                                                                     March 31                 December 31           March 31
                                                          ------------------------------
                                                                 2007          (1) 2006          (2) 2006               2007
                                                          ------------    --------------    -------------     --------------
                                                                 Unaudited                        Audited          Unaudited
                                                          ------------------------------    -------------     --------------
                                                                        NIS thousands                          US$ thousands
                                                          -----------------------------------------------     --------------

Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                  33,240            239,601            33,800             8,000
Trade payables                                                47,777             51,349            40,473            11,499
Other payables                                               183,004            149,542           161,228            44,044
Customer advances                                              3,303              1,544             1,779               795
                                                          ------------    --------------    -------------     --------------
                                                             267,324            442,036           237,280            64,338
                                                          ------------    --------------    -------------     --------------

Long-term liabilities
Long-term bank loans                                       1,328,760          1,004,415         1,299,174           319,798
Other long-term loans                                         13,867             53,545            47,467             3,337
Debentures                                                   988,030            392,383           988,482           237,793
Deferred taxes                                                   715                 93                34               172
Liability for employee severance
 benefits, net                                                 2,068                 40             2,137               498
                                                          ------------    --------------    -------------     --------------
                                                           2,333,440          1,450,476         2,337,294           561,598
                                                          ------------    --------------    -------------     --------------

Liabilities relating to discontinued
 operations                                                  742,826            994,938           737,721           178,779
                                                          ------------    --------------    -------------     --------------

Minority interest                                              2,054              1,560             2,348               494
                                                          ------------    --------------    -------------     --------------

Shareholders' equity                                       2,319,467          2,615,231         2,189,188           558,235
                                                          ------------    --------------    -------------     --------------


                                                           5,665,111          5,504,241         5,503,831         1,363,444
                                                          ============    ==============    =============     ==============


----------------------------------        ------------------------------          -----------------------------
          Jonathan Kolber                           Raanan Cohen                           Michal Yageel
Chairman of the Board of Directors            Chief Executive Officer                  Corporate Controller




May 14, 2007

                                                         Koor Industries Limited
                                                            (An Israeli Company)
Condensed Consolidated Interim Statements of Income
--------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                              --------------
                                                                                                      Year      Three months
                                                                                                     ended             ended
                                                            Three months ended March 31        December 31          March 31
                                                          ------------------------------
                                                                 2007          (1) 2006           (2) 2006              2007
                                                          ------------    --------------    --------------    --------------
                                                                 Unaudited                         Audited         Unaudited
                                                          ------------------------------    --------------    --------------
                                                                        NIS thousands                          US$ thousands
                                                          ------------------------------------------------    --------------

Revenues and earnings
Revenue from sales and services                               53,618             77,099           270,452            12,904
Group's equity in the operating results
 of investee companies, net                                  112,880             64,311           (37,555)           27,167
Other income, net                                             33,610              4,502            99,492             8,089
                                                          ------------    --------------    --------------    --------------
                                                             200,108            145,912           332,389            48,160
                                                          ------------    --------------    --------------    --------------

Costs and losses
Cost of sales and services                                    41,025             54,449           210,097             9,874
Selling and marketing expenses                                11,683             12,605            47,315             2,812
General and administrative expenses                           12,983             15,718            87,514             3,124
Financing expenses, net                                        8,136             13,910            97,480             1,958
                                                          ------------    --------------    --------------    --------------
                                                              73,827             96,682           442,406            17,768
                                                          ------------    --------------    --------------    --------------
Earnings before income tax                                   126,281             49,230          (110,017)           30,392
Income tax                                                       485                 40            (4,671)              117
                                                          ------------    --------------    --------------    --------------
                                                             126,766             49,270          (114,688)           30,509
Minority interest in consolidated
 companies' results, net                                         336             (1,969)           (2,430)               81
                                                          ------------    --------------    --------------    --------------
Net earnings (loss) from continuing
 operations                                                  127,102             47,301          (117,118)           30,590

Net earnings (loss) from discontinued
 operations (Note 6)                                          (3,323)            (7,991)           13,918              (800)
Cumulative effect as of the beginning of the
 year of change in accounting method                               -             62,552            62,552                 -
                                                          ------------    --------------    --------------    --------------
Net earnings (loss) for the period                           123,779            101,862           (40,648)           29,790
                                                          ============    ==============    ==============    ==============

                                                                  NIS                NIS               NIS               US$
                                                          ------------    --------------    --------------    --------------

Basic earnings (loss) per ordinary share:
From continuing operations                                     7.544              2.757            (6.623)            1.816
From discontinued operations                                  (0.201)            (0.492)            0.849            (0.049)
From cumulative effect of change in
 accounting method                                                  -             3.852             3.815                 -
                                                          ------------    --------------    --------------    --------------
Net (loss) earnings for the period                             7.343              6.117            (1.959)            1.767
                                                          ============    ==============    ==============    ==============

Diluted earnings (loss) per ordinary share:
From continuing operations                                     7.440              2.698            (7.161)            1.791
From discontinued operations                                  (0.200)            (0.481)            0.849            (0.049)
From cumulative effect of change in
 accounting method                                                 -              3.768             3.815                 -
                                                          ------------    --------------    --------------    --------------
Net earnings (loss) for the period                             7.240              5.985            (2.497)            1,742
                                                          ============    ==============    ==============    ==============


(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).




The accompanying notes are an integral part of the financial statements.



                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                             Company
                                                                                                            Amounts   shares held by
                                                           Number of                                    received in      the company
                                                            ordinary         Share          Capital      respect of              and
                                                          shares (1)       capital         reserves   stock options     subsidiaries
                                                       -------------   -----------   --------------  --------------  ---------------
                                                                                                                      NIS thousands
                                                                       -------------------------------------------------------------

Balance as at January 1, 2007 (Audited)                  16,567,070        564,515        2,566,724          21,715          (6,071)

Changes during the three months ended
 March 31, 2007 (Unaudited):
Net earnings for the period                                       -             -                -               -                -
Adjustment to retained earnings in respect of
 investment properties (see Note 1B(4))                           -             -                -               -                -
Adjustment to retained earnings in respect of in-
 process research and development (see Note 1B(5))                -             -                -               -                -
Stock-based compensation expenses                                 -             -               52               -                -
Exercise of stock options granted to employees                3,555                              -               -                -
Cumulative foreign currency translation adjustments               -             -                -               -                -
                                                        -------------   -----------   --------------  --------------  --------------
Balance as at March 31, 2007 (Unaudited)                 16,570,625        564,515        2,566,776          21,715          (6,071)
                                                        =============   ===========   ==============  ==============  ==============


                                                            Cumulative
                                                               foreign
                                                              currency        Retained            Total
                                                           translation        earnings    Shareholders'
                                                           adjustments       (deficit)           equity
                                                       ---------------   -------------  ---------------

                                                        -----------------------------------------------

Balance as at January 1, 2007 (Audited)                      (233,851)       (723,844)       2,189,188

Changes during the three months ended
 March 31, 2007 (Unaudited):
Net earnings for the period                                         -         123,779          123,779
Adjustment to retained earnings in respect of
 investment properties (see Note 1B(4))                             -          52,246           52,246
Adjustment to retained earnings in respect of in-
 process research and development (see Note 1B(5))                  -           1,728            1,728
Stock-based compensation expenses                                   -               -               52
Exercise of stock options granted to employees                      -               -                -
Cumulative foreign currency translation adjustments           (47,526)              -          (47,526)
                                                         --------------   -------------  ---------------
Balance as at March 31, 2007 (Unaudited)                     (281,377)       (546,091)       2,319,467
                                                         ==============   =============  ===============


                                                                                                                             Company
                                                                                                            Amounts   shares held by
                                                           Number of                                    received in      the company
                                                            ordinary         Share        Capital        respect of              and
                                                          shares (1)       capital       reserves     stock options     subsidiaries
                                                       -------------   -----------   --------------  --------------  ---------------
                                                                                                                      NIS thousands
                                                                       -------------------------------------------------------------

Balance as at January 1, 2006 (Audited)                  16,146,668        564,515       2,565,488          21,715           (6,071)

Changes during the three months ended
 March 31, 2006 (Unaudited):
Net earnings for the period                                       -             -                -               -                -
Stock-based compensation expenses                                 -             -              347               -                -
Exercise of stock options granted to employees               93,633             -                -               -                -
Cumulative foreign currency translation
 adjustments                                                      -             -                -               -                -
                                                       -------------   -----------   --------------  --------------  ---------------
Balance as at March 31, 2006 (Unaudited)                 16,240,301        564,515       2,565,835          21,715           (6,071)
                                                       =============   ===========   ==============  ==============  ==============


                                                          Cumulative
                                                             foreign
                                                            currency        Retained            Total
                                                         translation        earnings    Shareholders'
                                                         adjustments       (deficit)           equity
                                                       -------------   -------------  ---------------

                                                       ----------------------------------------------

Balance as at January 1, 2006 (Audited)                      15,983        (683,196)       2,478,434

Changes during the three months ended
 March 31, 2006 (Unaudited):
Net earnings for the period                                       -         101,862          101,862
Stock-based compensation expenses                                 -               -              347
Exercise of stock options granted to employees                    -               -                -
Cumulative foreign currency translation
 adjustments                                                 34,588               -           34,588
                                                       -------------   -------------  ---------------
Balance as at March 31, 2006 (Unaudited)                     50,571        (581,334)       2,615,231
                                                       ==============  =============  ===============



1)      Net of the Company holdings and subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.


                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                             Company
                                                                                                            Amounts   shares held by
                                                           Number of                                    received in      the company
                                                            ordinary         Share          Capital      respect of              and
                                                          shares (1)       capital         reserves   stock options     subsidiaries
                                                       -------------   -----------   --------------  --------------  ---------------
                                                                                                                      NIS thousands
                                                                       -------------------------------------------------------------



Balance as at January 1, 2006 (Audited)                  16,146,668       564,515        2,565,488          21,715           (6,071)

Changes during 2006 (Audited):
Net earnings for the year                                         -                              -               -                -
Stock-based compensation expenses                                 -             -            1,236               -                -
Issuance of stock options
Exercise of stock options granted to employees              420,402             -                -               -                -
Cumulative foreign currency
 translation adjustments, net                                     -             -                -               -                -
                                                       -------------   -----------   --------------  --------------  ---------------
Balance as at December 31, 2006 (Audited)                16,567,070       564,515        2,566,724          21,715           (6,071)
                                                       =============   ===========   ==============  ==============  ===============


                                                            Cumulative
                                                               foreign
                                                              currency        Retained            Total
                                                           translation        earnings    Shareholders'
                                                           adjustments       (deficit)           equity
                                                        --------------   -------------  ---------------

                                                       ------------------------------------------------

Balance as at January 1, 2006 (Audited)                        15,983        (683,196)       2,478,434

Changes during 2006 (Audited):
Net earnings for the year                                           -         (40,648)         (40,648)
Stock-based compensation expenses                                   -               -            1,236
Issuance of stock options
Exercise of stock options granted to employees                      -               -                -
Cumulative foreign currency
 translation adjustments, net                                (249,834)              -         (249,834)
                                                        --------------   -------------  ---------------

Balance as at December 31, 2006 (Audited)                    (233,851)       (723,844)       2,189,188
                                                        ==============   =============  ===============


(1) Net of the Company holdings and its subsidiaries' holdings.




The accompanying notes are an integral part of the financial statements.


                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A(3))




                                                                                                                         Cumulative
                                                                                                           Company          foreign
                                                                                                    shares held by         currency
                                                                             Share       Capital       the Company      translation
                                                                           capital      reserves      subsidiaries      adjustments
                                                                        ----------    -----------  ---------------  ---------------
                                                                                                                      US$ thousands
                                                                        ------------------------------------------------------------
Balance as at January 1, 2007 (Audited)                                   135,864        617,743           5,226           (1,461)

Changes during the three months ended March 31, 2007
 (Unaudited):
Net earnings for the period                                                     -              -               -                -
Adjustment to retained earnings in respect of
 investment properties                                                          -              -               -                -
Adjustment to retained earnings in respect of
 in-process research and development                                            -              -               -                -
Stock-based compensation expenses                                               -             13               -                -
Cumulative foreign currency translation adjustments                             -              -               -                -
                                                                        ----------    -----------  ---------------  ---------------

Balance as at March 31, 2007 (Unaudited)                                  135,864        617,756           5,226           (1,461)
                                                                        ==========    ===========  ---------------  ---------------


                                                                                Amounts
                                                                            received in        Retained            Total
                                                                             respect of        earnings    Shareholders'
                                                                          stock options       (deficit)           equity
                                                                        ---------------   -------------  ---------------

                                                                        ------------------------------------------------
Balance as at January 1, 2007 (Audited)                                       (56,282)        (174,210)          526,880

Changes during the three months ended March 31, 2007
 (Unaudited):
Net earnings for the period                                                         -          29,790           29,790
Adjustment to retained earnings in respect of
 investment properties                                                              -          12,574           12,574
Adjustment to retained earnings in respect of
 in-process research and development                                                -             416              416
Stock-based compensation expenses                                                   -               -               13
Cumulative foreign currency translation adjustments                           (11,438)              -          (11,438)
                                                                        ---------------   -------------  ---------------

Balance as at March 31, 2007 (Unaudited)                                      (67,720)       (131,430)         558,235
                                                                        ===============   =============  ===============


The accompanying notes are an integral part of the financial statements.


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                      Year      Three months
                                                                                                     ended             ended
                                                        Three months ended March 31            December 31          March 31
                                                     ----------------------------------  -----------------  ----------------
                                                                 2007          (1) 2006           (2) 2006              2007
                                                     ----------------  ----------------  -----------------  ----------------
                                                                 Unaudited                         Audited         Unaudited
                                                     ----------------------------------  -----------------  ----------------
                                                                        NIS thousands                          US$ thousands
                                                     -----------------------------------------------------  ----------------

Cash flows generated by operating activities
Net earnings (loss) for the year                             123,779            101,862          (40,648)            29,790
Adjustments to reconcile net earnings (loss) to
net
 cash flows generated by operating activities (A)           (135,294)          (109,367)          16,273            (32,562)
                                                     ----------------   ----------------  ----------------- ----------------
Net cash outflow generated by continuing
 operating activities                                        (11,515)            (7,505)         (24,375)            (2,772)

Net cash inflow generated by discontinued
 operating activities                                          9,006             12,261           31,556              2,168
                                                     ----------------   ----------------  ----------------- ----------------
Net cash flows from operating activities                      (2,509)             4,756            7,181               (604)
                                                     ----------------   ----------------  ----------------- ----------------

Cash flows generated by investing activities:
Purchase of fixed assets                                        (458)              (248)          (3,934)              (110)
Amounts charged to intangible assets
 and deferred expenses                                        (3,364)              (925)               -               (810)
Proceeds from disposal of investments
 in investee companies and others                            186,593                  -          182,161             44,908
Investment in affiliate                                         (520)           (16,478)        (923,965)              (125)
Proceeds from sale of fixed assets and
 intangible assets                                                 -                 51              910                  -
Investment in venture capital companies                       (3,562)              (984)          (7,417)              (857)
Decrease (increase) in other investments, net                      -            (14,545)           1,649                  -
Decrease (increase) in short-term deposits
 and investments, net                                         79,444           (178,439)           1,708             19,120
                                                     ----------------   ----------------  ----------------- ----------------
Net cash inflow (outflow) generated by
 continuing investing activities                             258,133           (211,568)        (748,888)            62,126
Net cash outflow generated by discontinued
 investing activities                                         (2,870)           (60,615)         (79,274)              (691)
                                                     ----------------   ----------------  ----------------- ----------------

Net cash flows from investing activities                     255,263           (272,183)        (828,162)            61,435
                                                     ----------------   ----------------  ----------------- ----------------


(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).




The accompanying notes are an integral part of the financial statements.


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                      Year      Three months
                                                                                                     ended             ended
                                                        Three months ended March 31            December 31          March 31
                                                     ----------------------------------  -----------------  ----------------
                                                                 2007          (1) 2006           (2) 2006              2007
                                                     ----------------  ----------------  -----------------  ----------------
                                                                 Unaudited                         Audited         Unaudited
                                                     ----------------------------------  -----------------  ----------------
                                                                        NIS thousands                          US$ thousands
                                                     -----------------------------------------------------  ----------------

Cash flows generated by financing activities
Proceeds from issuance of debentures                               -                  -          593,988                  -
Issuance of shares to minority interest in
 subsidiaries                                                      -               (377)               -                  -
Acquisition of stock options by subsidiary                       (76)                 -           (1,138)               (18)
Dividend paid to minority interest in subsidiaries                 -               (182)               -
Receipt of long-term loans and other
 long-term liabilities                                             -                  -          142,363                  -
Repayment of long-term loans, debentures
 and other long-term liabilities                                   -                  -          (53,081)                 -
Decrease in credit from banks and others, net                      -             (7,247)          (2,835)                 -
                                                     ----------------   ----------------  ----------------  ----------------

Net cash inflow (outflow) generated by
 continuing financing activities                                 (76)            (7,806)         679,297                (18)

Net cash inflow (outflow) generated by
 discontinued financing activities                            (5,647)            49,991           47,643             (1,359)
                                                     ----------------   ----------------  ----------------  ----------------

Net cash flows from financing activities                      (5,723)            42,185          726,940             (1,377)
                                                     ----------------   ----------------  ----------------  ----------------

Translation differences in respect of cash
 balances of foreign subsidiaries in
 continuing operations                                           (42)               336             (657)               (10)

Translation differences in respect of cash
 balances of foreign subsidiaries in
 discontinued operations                                           -              1,213               74                  -
                                                     ----------------   ----------------  ----------------  ----------------

Increase (decrease) in cash and cash equivalents             246,989           (223,693)         (94,624)            59,444

Increase (decrease) in cash and cash
 equivalents from discontinued operations                       (489)           (11,432)          52,449               (118)
                                                     ----------------   ----------------  ----------------  ----------------

Increase (decrease) in cash and cash
 equivalents from continuing operations                      246,500           (235,125)         (42,175)            59,326

Balance of cash and cash equivalents
 at beginning of period                                      241,586            283,761          283,761             58,144
                                                     ----------------   ----------------  ----------------  ----------------

Balance of cash and cash equivalents
 at end of period                                            488,086             48,636          241,586            117,470
                                                     ================   ================  ================  ================



(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).




The accompanying notes are an integral part of the financial statements.


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                      Year      Three months
                                                                                                     ended             ended
                                                        Three months ended March 31            December 31          March 31
                                                     ----------------------------------  -----------------  ----------------
                                                                 2007          (1) 2006           (2) 2006              2007
                                                     ----------------  ----------------  -----------------  ----------------
                                                                 Unaudited                         Audited         Unaudited
                                                     ----------------------------------  -----------------  ----------------
                                                                        NIS thousands                          US$ thousands
                                                     -----------------------------------------------------  ----------------


A. Adjustments to reconcile net earnings to net cash flows generated by operating activities:

Income and expenses not involving cash flows:

Cumulative effect as of the beginning of the
 year of change in accounting method                               -           (62,552)         (62,552)                 -
Losses (earnings) from discontinued operations                 3,323             7,991          (13,918)               800
Minority interest in results of subsidiaries, net               (336)            1,969            2,430                (80)
Group's equity in operating results of investee
 companies, net                                             (111,184)          (43,509)         139,450            (26,759)
Depreciation and amortization                                  1,118             2,418            5,403                269
Deferred taxes, net                                              670              (988)          13,869                161
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                               (69)               42            2,097                (17)
Amortization of stock based compensation                         227               347            1,633                 55
Net capital losses (gains) from realization of:
  Fixed assets and intangible assets                               2               (23)             339                  -
  Investments in affiliates                                  (23,829)                -                -             (5,735)
  Investments in investee companies                           (9,922)                -          (79,308)            (2,388)
Linkage of debentures and amortization
 of bond discount                                               (452)           (1,529)          23,765               (109)
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                        (3,734)            4,219          (25,545)              (899)
Inflationary erosion (linkage) of value of
 investments, deposits and loans receivable                    3,788            (7,095)          (8,350)               912
Impairment (reversal) in value of assets and
 investments (primarily venture capital
 investments)                                                      -             1,646           (1,504)                 -
                                                     ----------------  ----------------  -----------------  ----------------
                                                            (140,398)          (97,064)          (2,191)           (33,790)
                                                     ----------------  ----------------  -----------------  ----------------
Changes in operating asset and liability items:

Decrease (increase) in trade receivables and other
 receivables (after taking into account
 non-current receivables)                                    (20,234)          (26,970)          15,782             (4,870)
Decrease (increase) in inventories (including
 long-term customer advances and deposits)                    (5,573)            2,946           18,035             (1,341)
Increase (decrease) in trade payables and other
 payables                                                     30,911            11,721          (15,353)             7,439
                                                     ----------------  ----------------  -----------------  ----------------
                                                               5,104           (12,303)          18,464              1,228
                                                     ----------------  ----------------  -----------------  ----------------

                                                            (135,294)         (109,367)          16,273            (32,562)
                                                     ================  ================  =================  ================

(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).


The accompanying notes are an integral part of the financial statements.


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                            ----------------
                                                                                                      Year      Three months
                                                                                                     ended             ended
                                                        Three months ended March 31            December 31          March 31
                                                     ----------------------------------  -----------------  ----------------
                                                                 2007          (1) 2006           (2) 2006              2007
                                                     ----------------  ----------------  -----------------  ----------------
                                                                 Unaudited                         Audited         Unaudited
                                                     ----------------------------------  -----------------  ----------------
                                                                        NIS thousands                          US$ thousands
                                                     -----------------------------------------------------  ----------------

B. Non-cash transactions:

Sale of venture capital investments, net                           -                 -             56,159                 -
                                                     ================  ================  =================  ================

Dividend in kind from affiliated company                           -                 -             10,470                  -
                                                     ================  ================  =================  ================



(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).





The accompanying notes are an integral part of the financial statements.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies

     A.   General

     1. These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB") and with
          Article 4 of the Securities Regulation (Immediate and Periodic Reports) - 1970.

     2. These financial statements were prepared as at March 31, 2007 and for the three-month period then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes as at December 31, 2006 ("the annual financial statements").

     3. The adjusted interim financial statements as at March 31, 2007, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.155). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

     4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2006, except as mentioned in Note 1B below.

     B.   Initial application of new accounting standards

     1.   Accounting Standard No. 27, "Fixed Assets"

          As from January 1, 2007 the Company implements Accounting Standard No. 27, "Fixed Assets" (hereinafter - the Standard). The Standard prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. The Standard stipulates, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard stipulates that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders' equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance shall be measured at fair value.

          The Standard also requires entities to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations differ from the prior estimates the changes are to be treated as a change in accounting estimate.

          The Company elected to measure the fixed asset items at cost less accumulated depreciation.

          Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

     B.   Impact of new accounting standards prior to their application (cont'd)

     2.   Accounting Standard No. 26, "Inventory"

          As from January 1, 2007 the Company implements Accounting Standard No. 26, "Inventory" (hereinafter - the Standard). The Standard stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory to its net realizable value. According to the Standard, inventory should be presented according to the lower of cost or net realizable value. The Standard also provides guidelines regarding cost allocation of conversion costs to inventory.

          The Standard shall be applied retroactively by restating comparative amounts in respect of prior periods.

          The implementation of the Standard did not have a material impact on the Company's financial position or results of operations.

     3. Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder"

          As from January 1, 2007 the Company implements Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder" (hereinafter - the Standard). The Standard effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions Between a Company and its Controlling Shareholder), and provides that assets (excluding intangible assets that do not have an active market) and liabilities in respect of which a transaction has taken place between the entity and its controlling shareholder will be measured according to fair value on the transaction date and the difference between the fair value and the consideration received in the transaction will be recorded within shareholders' equity. A debit amount is essentially a dividend and will therefore be recorded as a reduction of retained earnings. A credit amount is essentially an investment by the shareholder and will therefore be recorded as a separate item within shareholders' equity, "Capital reserve from transactions between the entity and its controlling shareholder".
          The Standard addresses three issues pertaining to transactions between an entity and its controlling shareholder: transfer of an asset from the controlling shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; assumption, fully or partially, by the controlling shareholder of a liability that the entity has to a third party, indemnification from the controlling shareholder to the entity in respect of an expense, concession, fully or partially, by the controlling shareholder of an amount owed to him by the entity; and loans granted to or by the controlling shareholder. Furthermore, the Standard provides the disclosure required in financial statements pertaining to transactions between the entity and its controlling shareholder during the period.

          Pursuant to the Standard's transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans granted or received from the controlling interest prior to the Standard's commencement date, beginning from its commencement date.

          Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

     B.   Impact of new accounting standards prior to their application (cont'd)

     4.   Accounting Standard No. 16, "Investment Property"

          As from January 1, 2007 the Company implements Accounting Standard No. 16, "Investment Property" (hereinafter - the Standard). The Standard prescribes rules for recognition, measurement and disposition of investment property and for the disclosure required in respect thereto. The Standard stipulates, inter-alia, that the initial measurement of investment property shall be according to cost, including transaction costs. Furthermore the Standard stipulates that in subsequent periods the entity should choose to measure all of its investment property, either according to cost, after deduction of accumulated depreciation and impairment losses, or according to fair value, in which case adjustments to fair value shall be recorded in the statement of operations.

          The Company elected to apply the fair value model for measuring its investment property. Therefore, in accordance with the transition requirements of the Standard, on January 1, 2007 the Company recorded an increase in the balance of its investment property in the amount of NIS 20 million. Furthermore, the Company recorded an increase in its investments in affiliates in the amount of NIS 32 million. The Company recorded an adjustment to the opening balance of retained earnings of NIS 52 million in respect of the above.

          The Company recognizes a liability in respect of property sales tax upon occurrence of an event that gives rise to such a liability, therefore the financial statements do not include a liability for property sales tax in respect of its investment property. The Company estimates that in the event that it were to sell all of its investment property at prices equivalent to the fair value of the investment property as of the balance sheet date, the impact of the liability on the Company's financial statements, taking into account taxes, minority interest and the Company's equity in affiliated companies, would amount to approximately NIS 4 million.

     5.   Accounting Standard No. 30, "Intangible Assets"

          As from January 1, 2007, the Company implements Accounting Standard No. 30, "Intangible Assets" (hereinafter - the Standard) of the IASB. The Standard prescribes the accounting treatment for intangible assets and defines how to measure the book value of these assets, and provides the disclosure requirements.

          In accordance with the Standard's transition rules, the Standard shall be applied retroactively, except as set forth hereinafter. With regard to business acquisitions, the Standard shall be applied to business acquisitions that take place from January 1, 2007 and thereafter, whereas with regard to in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007 and that meets the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date, on January 1, 2007 the acquiring company shall recognize the in-process research and development project as an asset, as well as applicable deferred taxes. The in-process research and development asset shall be recorded at the amount estimated on the acquisition date, less the amortization that would have accrued from the acquisition date until December 31, 2006 according to the useful life of the asset and less impairment losses. This amount shall be recorded as an adjustment to the opening balance of retained earnings as of January 1, 2007.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

     B.   Impact of new accounting standards prior to their application (cont'd)

     5.   Accounting Standard No. 30, "Intangible Assets" (cont'd)

          The Company recorded an expense of NIS 2,443 thousand in respect of in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007. The projects meet the definition of an intangible asset on the acquisition date and therefore on January 1, 2007 the Company recognized the in-process research and development projects as assets in the amount of NIS 1,728 thousand (after recognition of applicable deferred taxes) against an adjustment to the opening balance of retained earnings as of January 1, 2007.

          As from January 1, 2007 certain of the Company's investees examine the criteria for recognition of intangible assets in respect of development activities. Such investees did not recognize intangible assets in respect of past development activities as such investees did not examine the criteria or document them in prior periods.



Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

     Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:

                                                       Israeli     Exchange rate
                                                           CPI     of one Dollar
                                                    ----------   ---------------
                                                        Points               NIS
                                                    ----------   ---------------
         At March 31, 2007                              184.43             4.155
         At March 31, 2006                              186.12             4.665
         At December 31, 2006                           184.87             4.225


                                                    Change in %     Change in %
                                                    -----------    ------------

         For the three months ended March 31, 2007      (0.24)            (1.66)
         For the three months ended March 31, 2006       0.58              1.35
         For the year ended December 31, 2006           (0.10)            (8.21)

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees

     A.   ECI Telecom Ltd. ("ECI") - an affiliate

     1. During the first quarter of 2007, as ECI's affiliated company Veraz Networks Inc. ("Veraz"), made significant progress towards completion of its initial public offering, ECI's management determined that it is more likely than not that a portion of ECI's capital loss carryforwards for tax purposes will be utilized against capital gains that ECI will generate from the future sale of its shares in Veraz. As a result, ECI released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

     2. On April 4, 2007, an S-I Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, ECI sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, ECI's holding in Veraz were reduced to 27.6% (on a non-diluted basis).

     3. In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleged violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified. In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

          In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

          ECI's management, based on the opinion of its legal advisors, believes that the allegations made in the complaint with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

     4. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings in accordance with Israeli GAAP:

                                                                                                                For the year
                                                                                                                       ended
                                                                          Three months ended March 31            December 31
                                                                        ---------------------------------  -----------------
                                                                                    2007             2006               2006
                                                                        ----------------  ---------------  -----------------
                                                                           US$ thousands    US$ thousands      US$ thousands
                                                                        ----------------  ---------------  -----------------
                                                                             (Unaudited)      (Unaudited)          (Audited)
                                                                        ----------------  ---------------  -----------------

                  Net earnings of ECI as reported
                  in conformity with U.S. GAAP                             18,713               3,062            22,095

                  Adjustments:
                  Capitalization of development costs                       6,029                   -                 -
                  Share-based payments expenses                            (1,181)                628               786
                  Financing income (expenses) from                           (521)             (4,382)           (5,745)
                   derivative financial statements
                  Amortization and realization of excess cost
                   allocated to intangible assets                              20                  47                55
                  Loss (gain) on marketable securities                         52                (130)               19
                  ECI's equity in results of affiliate                          -               *(320)           (1,704)
                  Distribution of available-for-sale securities
                   as dividend-in-kind                                          -                   -            (4,075)
                  Cumulative effect as of the beginning of the
                   year of change in accounting method                          -             * 1,704             1,704
                                                                        ----------------  ---------------  -----------------

                  Net earnings of ECI in conformity
                   with Israeli GAAP                                       23,112                 609            13,135
                                                                        ================  ===============  =================



                  *  Restated.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

     1. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to approximately $234.7 million (March 31, 2006 - $202.1 million; December 31, 2006 - $ 175.8 million).

          The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is approximately $275 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

     2. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers. The indemnification amount as at the balance sheet date is $51.3 million (December 31, 2006 - $65 million).

     3. During the first quarter of 2007, NIS 19,030 thousand par value of debentures (Series A) of M-A Industries were converted into 2,091 thousand ordinary shares, NIS 1 par value, of M-A Industries.

     4.   Seasonality

          Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries' revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries' worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate
          (cont'd)

     (5) Accounting treatment of options granted under the M-A Industries' 2005 option plan

          On March 13, 2005, M-A Industries' Board of Directors approved an employee share option plan, an immediate report and related description in respect of which was published on March 14, 2005. Relying on the transitional rules of Accounting Standard 24, "Share-Based Payments", M-A Industries did not apply that Standard to the grants made under the option plan, and did not record an expense in respect thereof, pursuant to the Standard's transitional rules which provide that the Standard applies to grants after March 15, 2005, and which had not vested prior to January 1, 2006.

          In connection with review of the draft prospectus submitted by M-A Industries for listing of bonds it issued, and following a meeting with the staff of the Israeli Securities Authority on May 8, 2007, questions arose regarding the factual circumstances leading to removal of the grants from application of the aforesaid Standard.

          Had Standard 24 been applied to all of the grants made under the 2005 option plan, M-A Industries estimates the maximum additional expense that would have been recorded in respect thereof at the sum of approximately $6 million in 2005, approximately $8 million in 2006 (approximately $2 million per quarter) and approximately $2 million in the first quarter of 2007.

          M-A Industries' Board of Directors has decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of M-A Industries' Audit Committee. If the outcome of the examination indicates that M-A Industries should have applied the Standard to the aforesaid grants, or part thereof, and taking into account the materiality of this matter, M-A Industries may restate its financial statements for the years 2005 and 2006 and for the first quarter of 2007, by the maximum amounts stated above.

          In the event that M-A Industries shall restate its financial statements as described above, the Company's share in the maximum additional expenses to be recorded by M-A Industries will amount to approximately $1.9 million, $2.8 million and $0.8 million in respect of the years ended Dece`mber 31, 2005 and 2006 and for the first quarter of 2007, respectively and the Company may restate its financial statements accordingly.


     C.   Koor Corporate Venture Capital - a consolidated partnership

          On January 11, 2007, the Company sold all shares held by Koor and Koor Corporate Venture Capital in Scopus Video Networks Ltd. The Company's total proceeds from the transaction amounted to approximately $16 million in cash. As a result of this transaction, the Company recorded a gain of approximately NIS 23 million in the first quarter of 2007.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 4 - Contingent Liabilities and Commitments

     A. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

          On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

          In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

          Further to the sale of shares of Telrad Networks, Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

     B. On February 20, 2007 a suit was filed with the Tel Aviv District Court against the Company and several directors and officers of the Company and of United Steel Mills Ltd. (in liquidation) ("Steel Mills"), a former subsidiary of the Company, and various other parties. A motion for recognition of the suit as a class action was filed together with the suit.

          Steel Mills issued convertible bonds by means of a prospectus to the public in February 1993. The bonds were to be repaid in three installments on January 31, 1999, 2000 and 2001. The first installment was repaid by Steel Mills, but the other two installments have not been repaid. In March 2000 Steel Mills began to be managed under a stay of proceedings order by the Haifa District Court, which was later altered to a liquidation order. The convertible bonds were unsecured and the assets of the company were insufficient, thus the last two installments of the bonds were not repaid.

          In the Statement of Claim, the plaintiff alleges that the defendants are responsible for false representations made by Koor and Steel Mills in quarterly financial reports and relevant immediate reports. The plaintiff claims that on the basis of these representations, he purchased bonds of Steel Mills on December 28, 1999, and that these representations imply that Koor is committed to repay the bonds.

          In the event that the suit will be recognized as a class action, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 25 million.

          The Company's directors' and officers' insurance carrier has been informed of the matter. Due to the preliminary stage of the proceedings, the Company is unable to assess the chances of the claim and the request for recognition as a class action, therefore no provision has been made in the financial statements in respect of this matter.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 5 - Events Subsequent to the Balance Sheet Date

     1. On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. ("Sheraton") to Azorim Tourism Ltd. for total consideration of approximately $24.0 million. The first installment in the amount of $6.3 million was received on December 21, 2006, the second in the amount of approximately $8.6 million was received on the date of the closing. The remaining amount of $9.1 million, guaranteed by Azorim, will be received no later than March 27, 2008, as follows: (a) One half of the said amount shall be paid in NIS (in accordance with the last representative dollar exchange rate known on the date of payment); and (b) The other half shall be paid in NIS (in accordance with the representative dollar exchange rate known on the date of execution of the agreement), linked to the rate of change of the Israeli Consumer Price Index (CPI) known on March 27, 2008 relative to the CPI known on the date of execution of the agreement (Basic Index), and such that the said amount shall, in no event, be lower than the amount calculated according to the Basic Index. Following the closing of the transaction the Company was released from guaranties provided to banks to secure bank debt of Sheraton Moriah in the amount of approximately $9.2 million. The Company will record a gain as a result of the transaction of approximately NIS 14 million in the second quarter of 2007.
          Pursuant to the sale, Sheraton has been presented as a discontinued operation. See Note 6(3).

     2. On May 8, 2007 the Company signed an agreement to sell 4.96% of Knafaim Holdings Ltd. ("Knafaim"). The shares will be sold at a price per share of $10.47 ("purchase price"), for total consideration of approximately $7.4 million. $1.5 million was paid upon signing and the remainder will be paid upon the closing of the transaction.

          The closing is currently expected to take place by the end of the third quarter of 2007. However, the closing of the transaction is subject to the approval of Israel's antitrust commissioner, and, at this stage, there is no certainty that the transaction will be completed.

          Furthermore, the purchaser was granted an option to notify the Company, for a period of 30 days, that it requests to purchase the balance, or part thereof, of the Company's shareholding in Knafaim, representing approximately 4.2% of Knafaim's share capital at the purchase price.

          In the event the purchaser will not exercise the aforementioned option, the purchaser will have a call option to purchase all or part of the balance of the Company's shareholding in Knafaim for a period of 16 months following the closing, at a price per share of $13.96. Furthermore, the Company will have a put option to sell all or part of the balance of its shareholding to the purchaser, for a period of 6 months commencing 18 months after the closing, at a price per share of $10.47 plus interest from the date of the closing.

          Under the agreement, should the purchaser sell the shares purchased at the closing date, to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the purchase price, the purchaser will pay the Company additional consideration in the amount of the difference between the sale price and the purchase price, net of interest accrued, for each share sold.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 5 - Events Subsequent to the Balance Sheet Date (cont'd)

     3. On May 10, 2007, pursuant to completion of an offering to institutional investors in Israel the Company issued debentures with a par value of approximately NIS 595 million, for consideration of approximately NIS 640 million, implying an effective interest rate of 4.05%, linked to the Israeli CPI. The debentures will be considered part of the Series H debentures issued on August 20, 2006 by the Company to the public in Israel pursuant to the prospectus dated August 13, 2006 and the terms of the debentures are identical to the terms of the Series H debentures issued under the prospectus. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016.

          The debenture issue is subject to receipt of the approval for the listing of the debentures for trading on the Tel-Aviv Stock Exchange. The sale of the debentures by the institutional investors will be subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations.

          The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.



Note 6 - Discontinued Operations

     1.   Koor Trade Ltd.

     On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.
     In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a period stipulated in the agreement, at a price that exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company), the sale price will be increased by an increment amount.

     Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.

     The sale of Koor Trade did not have a significant impact on the Company's financial results.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     1.   Koor Trade Ltd. (cont'd)

     Following are the assets and liabilities to the operation as at:

                                                                       March 31
                                                                           2006
                                                                ---------------
                                                                      Unaudited
                                                                ---------------
                                                                  NIS thousands
                                                                ---------------


         Assets related to discontinued operation:
         ----------------------------------------
         Cash and cash equivalents                                       41,984
         Short-term deposits and investments                              4,147
         Trade receivables                                               51,789
         Other accounts receivable                                       14,470
         Inventories                                                     14,411
         Investments in affiliates                                       18,781
         Other long-term investments and receivables                     38,078
         Fixed assets, net                                                7,181
         Intangible assets, deferred tax assets and deferred
          Expenses, net                                                   7,461
                                                                ---------------
                                                                        198,302
                                                                ===============

         Liabilities related to discontinued operation:
         Credit from banks and others                                     8,295
         Trade and other payables                                       119,441
         Other long-term liabilities                                     28,427
         Liability for employee severance benefits, net                   1,675
         Minority interest                                                  994
                                                                ---------------
                                                                        158,832
                                                                ===============

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     1.   Koor Trade Ltd. (cont'd)

     Following are the results of operations of the discontinued operations, as included in the financial statements, for the:


                                                                                        Three months        Year ended
                                                                                      ended March 31       December 31
                                                                                      --------------   ---------------
                                                                                                2006              2006
                                                                                      --------------   ---------------
                                                                                           Unaudited           Audited
                                                                                      --------------   ---------------
                                                                                       NIS thousands     NIS thousands
                                                                                      --------------   ---------------

         Revenues and earnings
         Revenue from sales and services                                                     41,203            41,203
         Other income                                                                           638             4,599
                                                                                      --------------   ---------------
                                                                                             41,841            45,802
                                                                                      --------------   ---------------
         Costs and losses
         Cost of sales and services                                                          27,309            27,309
         Selling and marketing expenses                                                       7,431             7,431
         General and administrative expenses                                                  4,495             4,495
         Other expenses                                                                       2,840             2,840
         Finance (income), net                                                                 (318)             (318)
                                                                                      --------------   ---------------
                                                                                             41,757            41,757
                                                                                      --------------   ---------------

         Earnings before income tax                                                              84             4,045
         Income tax                                                                          (1,459)           (1,459)
                                                                                      --------------   ---------------
                                                                                             (1,375)            2,586
         Minority interest in subsidiaries' results, net                                       (253)             (253)
                                                                                      --------------   ---------------

         Net earnings (loss) for the period                                                  (1,628)            2,333
                                                                                      ==============   ===============



                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     2.   Isram Wholesale Tours and Travel Ltd.

     On December 28, 2006 the Company sold its entire holding in Isram Wholesale Tours and Travel Ltd. ("Isram") for total consideration of $1.26 million. The Company recorded a capital gain of approximately NIS 8 million in respect of the sale. Pursuant to the sale, Isram has been presented as a discontinued operation. Following are the assets and liabilities relating to the discontinued operation as at:

                                                                        March 31
                                                                            2006
                                                                 ---------------
                                                                       Unaudited
                                                                 ---------------
                                                                   NIS thousands
                                                                 ---------------

         Assets related to discontinued operation:
         Cash and cash equivalents                                        5,355
         Trade receivables                                               21,720
         Other accounts receivable                                       22,014
         Other long-term investments and receivables                      1,297
         Fixed assets, net                                                1,530
         Intangible assets, deferred tax assets and
          deferred expenses, net                                          3,694
                                                                 ---------------
                                                                         55,610
                                                                 ===============
         Liabilities related to discontinued operation:
         Trade payables                                                  23,096
         Customer advances                                               27,869
         Other payables                                                   9,050
         Liability for employee severance benefits, net                     294
         Minority interest                                               (1,570)
                                                                 ---------------
                                                                         58,739
                                                                 ===============

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     2.   Isram Wholesale Tours and Travel Ltd. (cont'd)

     Following are the results of operations of the discontinued operation, as included in the financial statements for the:



                                                                                        Three months              Year
                                                                                               ended             ended
                                                                                            March 31       December 31
                                                                                                2006              2006
                                                                                      --------------   ---------------
                                                                                           Unaudited           Audited
                                                                                      --------------   ---------------
                                                                                       NIS thousands     NIS thousands
                                                                                      --------------   ---------------
       Revenues and earnings
       Revenue from sales and services                                                     44,697            253,473
       Other income                                                                             -              8,001
                                                                                      --------------   ---------------
                                                                                           44,697            261,474
                                                                                      --------------   ---------------
       Costs and losses
       Cost of sales and services                                                          38,205            219,573
       Selling and marketing expenses                                                       1,130              5,143
       General and administrative expenses                                                  6,336             23,413
       Finance income, net                                                                    (75)              (262)
                                                                                      --------------   ---------------
                                                                                           45,596            247,867
                                                                                      --------------   ---------------
       Earnings (loss) before income tax                                                     (899)            13,607
       Income tax                                                                            (163)            (5,240)
                                                                                      --------------   ---------------
                                                                                           (1,062)             8,367
       Minority interest in subsidiaries' results, net                                        192               (226)
                                                                                      --------------   ---------------

       Net earnings (loss) for the year                                                      (870)             8,141
                                                                                      ==============   ===============


                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     3.   Sheraton-Moriah (Israel) Ltd. ("Sheraton")

     On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. to Azorim Tourism Ltd. See Note 5 (1). Pursuant to the sale, Sheraton has been presented as a discontinued operation.

     Following are assets and liabilities relating to the discontinued operation as at:


                                                                                                                     Year ended
                                                                                 March 31           March 31        December 31
                                                                                                                ---------------
                                                                                     2007               2006               2006
                                                                            -------------   ----------------    ---------------
                                                                                Unaudited          Unaudited            Audited
                                                                            -------------   ----------------    ---------------
                                                                            NIS thousands      NIS thousands      NIS thousands
                                                                            -------------   ----------------    ---------------

         Assets related to discontinued operation:
         Cash and cash equivalents                                                36,100             29,509             35,611
         Trade receivables                                                        40,957             38,802             49,031
         Other accounts receivable                                                39,666             33,871             17,935
         Inventories                                                               5,305              4,836              3,409
         Investments in affiliates                                                 1,663              2,730              2,043
         Other long-term investments and receivables                               5,822             25,946             23,184
         Fixed assets, net                                                       661,322            682,974            665,870
         Intangible assets, deferred tax assets and
          deferred expenses, net                                                  17,514             17,573             17,562
                                                                            -------------   ----------------    ---------------

                                                                                 808,349            836,241            814,645
                                                                            =============   ================    ===============

         Liabilities related to discontinued operation:
         Credit from banks and others                                            120,802             19,280             20,167
         Trade payables                                                           29,764             32,089             27,372
         Other payables                                                           35,209             39,301             29,907
         Customer advances                                                         4,470              6,023              3,262
         Long-term bank loans                                                    460,192            607,060            569,759
         Liability for employee severance benefits, net                            4,470              3,912              4,102
         Minority interest                                                        76,980             59,442             72,175
         Deferred tax liabilities                                                 10,939             10,260             10,977
                                                                            -------------   ----------------    ---------------

                                                                                 742,826            777,367            737,721
                                                                            =============   ================    ===============



                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

     3.   Sheraton-Moriah (Israel) Ltd. ("Sheraton") (cont'd)

     Following are the results of operations of the discontinued operation, as included in the financial statements for the:


                                                                             Three months       Three months               Year
                                                                                    ended              ended              ended
                                                                                 March 31           March 31        December 31
                                                                                     2007               2006               2006
                                                                            -------------   ----------------    ---------------
                                                                                Unaudited          Unaudited            Audited
                                                                            -------------   ----------------    ---------------
                                                                            NIS thousands      NIS thousands      NIS thousands
                                                                            -------------   ----------------    ---------------

       Revenues and earnings
       Revenue from sales and services                                         69,690             65,672            312,801
       Company's equity in the operating results of
        investee companies, net                                                   360               (253)             1,006
       Other income                                                                 -                208              4,714
                                                                            -------------   ----------------    ---------------
                                                                               70,050             65,627            318,521
                                                                            -------------   ----------------    ---------------
       Costs and losses
       Cost of sales and services                                              56,373             50,667            227,622
       Selling and marketing expenses                                           3,553              3,695             16,231
       General and administrative expenses                                     10,112             10,527             47,087
       Other expenses                                                             102                  -                  -
       Finance expenses, net                                                    5,188              9,708             16,455
                                                                            -------------   ----------------    ---------------
                                                                               75,328             74,597            307,395
                                                                            -------------   ----------------    ---------------
       Earnings (loss) before income tax                                       (5,278)            (8,970)            11,126
       Income tax                                                                (568)            (1,084)            (4,698)
                                                                            -------------   ----------------    ---------------
                                                                               (5,846)           (10,054)             6,428
       Minority interest in subsidiaries' results, net                          2,523              4,561             (2,984)
                                                                            -------------   ----------------    ---------------

       Net (loss) earnings for the year                                        (3,323)            (5,493)             3,444
                                                                            =============   ================    ===============



                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2007 (unaudited)
--------------------------------------------------------------------------------

Note 7 - Business Segments

     Information regarding business segments of the Koor Group:


                                                                                                                  Year ended
                                                                          Three months ended March 31            December 31
                                                                      ---------------------------------
                                                                               2007            (1) 2006             (2) 2006
                                                                      -------------      --------------       --------------
                                                                        (Unaudited)         (Unaudited)             (Audited)
                                                                      -------------      --------------       --------------
                                                                      NIS thousands       NIS thousands         NIS thousands
                                                                      -------------      --------------       --------------

         Revenues from sales and services

         Telecommunications                                                 51,339             74,678             260,384
         Others                                                              2,279              2,421              10,068
                                                                      -------------      --------------       --------------
                                                                            53,618             77,099             270,452
                                                                      =============      ==============       ==============

         Group's equity in the results of investee companies, net

         Telecommunications                                                 25,870            (20,839)         (106,781)
         Agro-chemicals                                                     84,130             85,699            65,925
         Venture capital investments                                             -               (544)           (4,739)
         Others                                                              2,880                 (5)            8,040
                                                                      -------------      --------------       --------------
                                                                           112,880             64,311           (37,555)
                                                                      =============      ==============       ==============

         Earnings (losses) before income tax

         Telecommunications                                                 20,246            (17,990)         (121,613)
         Agro-chemicals                                                     84,130             85,699            65,925
         Venture capital investments                                        23,401             (2,207)           39,585
         Others                                                              2,424                355            11,816
                                                                      -------------      --------------       --------------
         Total                                                             130,201             65,857            (4,287)

         Joint general income ( expenses)                                    4,216             (2,717)           (8,250)

         Financing expenses, net                                            (8,136)           (13,910)          (97,480)
                                                                      -------------      --------------       --------------
         Earnings (losses) before income tax                               126,281             49,230          (110,017)
                                                                      =============      ==============       ==============


(1)     Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3)).
(2)     Reclassified with respect to discontinued operations (see Note 6(3)).

